Filed by BlackRock New York Municipal Bond Trust

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: BlackRock Multi-State Municipal Series Trust

File No. 333-238485

Date: August 7, 2020

PLEASE VOTE NOW!

IMPORTANT NOTICE FOR SHAREHOLDERS OF

BLACKROCK NEW YORK MUNICIPAL BOND TRUST (“BQH”)

VOTING NOW HELPS LOWER OVERALL PROXY COSTS AND ELIMINATES

FURTHER MAILINGS AND PHONE CALLS

Dear Shareholder,

Time is running short and a special meeting of shareholders of BQH (the “Special Meeting”) is rapidly approaching! You recently received proxy materials relating to the proposal to be voted on at the Special Meeting which will be held in a virtual meeting format on August 21, 2020, at 10:00 a.m. (Eastern Time). You are receiving this REMINDER notice because you held shares in BQH on the record date and we have not received your vote. Please help us avoid adjournments, phone calls, costs and additional mailings by promptly voting your shares.

For the reasons set forth in the proxy materials previously mailed to you, the Board of Trustees of BQH believes that the proposal presented in the proxy materials is in the best interests of BQH and its shareholders and unanimously recommends that you vote “FOR” the approval of the proposal.

It is important that you vote, no matter how large or small your holdings may be.

We urge you to vote “FOR” the proposal by using one of the following options:

1. Vote Online - by logging onto the website listed on the enclosed proxy card or voting instruction form and following the instructions;

2. Vote by Touch-Tone Phone - by calling the toll-free number on the enclosed proxy card or voting instruction form and following the instructions; or

3. Vote By Mail - by completing and returning your executed proxy card or voting instruction form in the postage paid envelope provided.

Remember, your vote is very important and counts. Voting now will minimize the expenses incurred with further reminder mailings and solicitation calls. Please exercise your shareholder rights and vote today.

If you hold your shares in a brokerage or bank account (in “street name”), your broker or bank cannot vote your shares (as they have in past annual meetings) unless you vote utilizing one of the options listed above.

The proxy materials contain important information; please read them carefully. Copies of the Proxy Statement/Prospectus are available for free on the Securities and Exchange Commission’s website at www.sec.gov or by visiting https://www.proxy-direct.com/blk-31364 or by calling Georgeson LLC (“Georgeson”), BQH’s proxy solicitor toll free at 1-800-509-1078.

If you have any questions about the proposal, please call Georgeson, toll free at 1-800-509-1078.

If you have already voted, please disregard this notice.

Thank you for voting!

BQH_RMD3